Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

February 21, 2025
VIA EDGAR
Ms. Pearlyne Paulemon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Principal Credit Real Estate Income Trust
Post-Effective Amendment No. 2 to Form 10-12G
Form 10-Q for the Quarterly Period Ended September 30, 2024
Response Dated December 27, 2024
File No. 000-56670
Dear Ladies and Gentlemen:
On behalf of Principal Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) responses to the Staff’s comments in its letter dated January 16, 2025 (the “Comment Letter”), relating to Form 10-Q for the Quarterly Period Ended September 30, 2024, filed November 12, 2024 (“Form 10-Q”) and Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G initially filed on July 26, 2024 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed on September 6, 2024 (“Amendment No. 1”), Post-Effective Amendment No.1, filed October 7, 2024 (“Post-Effective Amendment No. 1”) and Post-Effective Amendment No.2, filed November 26, 2024.
To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2 and Form 10-Q. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and Form 10-Q used below shall have the meanings given to them in Post-Effective Amendment No. 2 and Form 10-Q. The responses and information described below are based upon information provided to us by the Company.

Item 1. Business
Investment Company Act Considerations, page 16
1.We note your response to prior comment 1 and appreciate your discussion of how you will determine whether any joint ventures are good assets or bad assets for purposes of Section 3(a)(1)(C). Please also address supplementally and/or clarify through enhanced disclosure how you intend to determine whether interests in any joint venture are qualifying assets or real estate-related assets for purposes of Section3(c)(5)(C).
To the extent that an entity relying on Section 3(c)(5)(C) invests through an intermediary entity such as a joint venture, pursuant to Staff no-action guidance the Company would test Section 3(c)(5)(C) compliance on a modified unconsolidated basis, which means that the Section 3(c)(5)(C) entity’s assets would be treated as follows:
(i)if the parent 3(c)(5)(C) entity owns less than a majority of the voting securities of the intermediary entity, then the value of its interest in the entity will be treated as a Real Estate-Related Interest if the intermediary itself would by exempt under Section 3(c)(5)(C); if the intermediary entity cannot rely on Section 3(c)(5)(C), then the parent 3(c)(5)(C) would treat the value of its investment as a non-related asset;
(ii)if the parent 3(c)(5)(C) entity owns a majority of the voting securities of the intermediary entity, then the value of the parent 3(c)(5)(C)’s interest in the intermediary entity will be allocated among Qualifying Interests, Real Estate-Related Interests and non-related assets in proportion to the intermediary entity’s ownership of Qualifying Interests, Real Estate-Related Interests and non-related assets; and
(iii)if the parent 3(c)(5)(C) entity is the general partner or managing member of an intermediary entity with less than five other general partners or managing members, then (a) the value of the 3(c)(5)(C) parent’s interest in the intermediary entity will be treated as in item (ii) above if the 3(c)(5)(C) parent is actively involved in the management and operation of the joint venture and the 3(c)(5)(C)’s consent is required for all major decisions affecting the venture and (b) the value of the 3(c)(5)(C) parent’s interest in the entity will be treated as in item (i) above if the 3(c)(5)(C) parent is not actively involved in the management and operation of the venture or the 3(c)(5)(C) parent’s consent is not required for all major decisions affecting the venture.1
The Company confirms that it will monitor its investments at the time of acquisition and disposition of each investment and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Company also confirms that it will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) exclusion, in accordance with its interpretation of the available no-action positions taken by the Staff and other SEC guidance. However, in light of the fact that the Company does not expect indirect investments through joint ventures to be a material part of its investment strategy, the Company believes that including additional disclosure pertaining to how it will
1 See NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991) (Staff provided relief in response to an incoming request stating that general partner interests in joint ventures investments through majority-owned intermediaries that in turn hold real estate and/or loans backed by real estate should be “functional equivalents of direct ownership in the real estate and loans held by the partnerships” and endorsing testing on a modified unconsolidated basis); United States Property Investments N.V., SEC Staff No-Action Letter (May 1, 1989) (Staff provided relief that issuer’s joint venture investments in real estate and mortgages are the “functional equivalents of direct ownership by the . . . [3(c)(5)(C) parent]”).

classify joint ventures under Section 3(c)(5)(C) would not be meaningful to investors and therefore the Company respectfully declines to add additional disclosure to its registration statement addressing this point. However, the Company will include additional disclosure about joint venture classification under 3(c)(5)(C) in risk factor disclosure included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
Form 10-Q for the Nine Month Period Ending September 30, 2024
1. Organization and Business Purpose, page 5
2.We note your response to our prior comment 3. Please reconsider our prior comment with respect to any probable or completed real estate acquisitions pursuant to Rule 3-14/ 8-06 of Regulation S-X related to your on-going reporting obligation. Your assessment of significant real estate operations completed or to be completed pursuant to such on-going reporting obligation relates to any significant acquisition subsequent to the effective date of your registration statement. Further, tell us if any probable or completed real estate loans are collateralized by operating properties and if so, why you believe these loans should be excluded from the scope of Rule 3-14/8- 06 of Regulation S-X. In your response, tell us how you considered SEC Staff Accounting Bulletin Topic 1.I which specifically addresses that properties underlying certain mortgage loans are included in the category of properties acquired or to be acquired under Rule 3-14.
The Company acknowledges its on-going reporting obligations under the Exchange Act, including its assessment of any significant acquisition subsequent to the effective date of its registration statement. The Company further acknowledges that SEC Staff Accounting Bulletin Topic 1.I (“SAB Topic 1.I”) extends the applicability of Rule 3-14 / 8-06 of Regulation S-X to “operating properties underlying certain mortgage loans, which in economic substance represent an investment in real estate or a joint venture rather than a loan.” In such cases, the “lender” has the same risks and potential rewards as an owner or joint venturer and such characteristics are set forth in the Acquisition, Development, and Construction Arrangements (ADC Arrangements) Subsection of FASB ASC Subtopic 310-10, Receivables - Overall.
The Company respectfully notes its strategy is to originate, acquire, finance, manage and dispose of a portfolio of primarily CRE debt investments, including senior mortgage loans, subordinated debt and other similar investments, and, therefore, does not expect its loans to represent the economic substance of an investment in real estate or a joint venture (e.g., ADC Arrangement) rather than a loan (e.g., each loan represents a right to principal and interest payments, but excludes any right to share in the appreciation/ depreciation in the asset securing the loan). Further, the Company confirms that no loan within its portfolio as of the date of this letter represents the economic substance of an investment in real estate or a joint venture and therefore determined that Rule 3-14 / 8-06 of Regulation S-X was not applicable. Going forward, the Company confirms it will evaluate each investment under the aforementioned guidance to determine whether the financial information set forth in Rule 3-14 / 8-06 is required.
In addition, the Company acknowledges that SAB Topic 1.I as further discussed in FRM 2350.1, Properties Securing Loans that Represent an Asset Concentration requires the Company to evaluate any substantial asset concentrations as of the Company’s latest audited year-end balance sheet and include financial statements of the property securing the loan if determined to be significant in 1934 Act filings.
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Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc: U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Principal Credit Real Estate Income Trust
Anne Cook, Counsel and Secretary
Brian Riley, Chief Financial Officer